Filed by Ameris Bancorp

(Commission File No. 001-13901)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Fidelity Southern Corporation
(Commission File No. 001-34981)
Date: December 18, 2018

Ameris Bancorp

Ameris Bancorp And Fidelity Southern Corporation Merger Agreement

Conference Call

December 17, 2018 at 11:00 AM Eastern

CORPORATE PARTICIPANTS

Nicole Stokes – Executive Vice President and Chief Financial Officer, Ameris

Dennis Zember – President and Chief Executive Officer, Ameris

Jim Lahaise – Chief Strategy Officer, Ameris

Palmer Proctor – President of Fidelity Southern Corp and CEO of Fidelity Bank

PRESENTATION

Operator

Good day and welcome to the Ameris Bancorp and Fidelity Southern Corporation Merger Agreement Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star (*) key followed by zero (0). After today's presentation there will be an opportunity to ask questions. To ask a question you may press star (*) then one (1) on your telephone keypad. To withdraw from the question queue, please press star (*) then two (2). Please note this event is being recorded.

At this time, I would like to turn the conference over to Nicole Stokes, Executive Vice President and Chief Financial Officer. Please go ahead.

Nicole Stokes

Thank you, Denise, and thank you to all who have joined our call today. During the call, we will be referencing the press release and the presentation that are available on the Investor Relations section of our website at amerisbank.com, as well as on the SEC's website. I am joined on the call today with Dennis Zember, President and CEO of Ameris Bancorp; Jim Lahaise, our Chief Strategy Officer of Ameris; as well as Palmer Proctor, President of Fidelity Southern Corporation and CEO of Fidelity Bank; and Charlie Christy, the CFO of Fidelity Southern Corporation and Fidelity Bank.

Dennis and Palmer will begin with some opening comments about our announcement this morning and then I will discuss the details of the deal, including our assumptions and expected economics. We will be available for questions at the end of the call.

Before we begin, I have to remind you that our comments may include forward-looking statements. These statements are subject to risks and uncertainties. The actual results could vary materially. We list some of these factors that might cause results to differ in our press release and in our SEC filings, which are available on those websites. We do not assume any obligation to update any forward-looking statements as a result of new information, early developments, or otherwise, except as required by law.

And with that, I’ll turn it over to Dennis Zember for opening comments.

Dennis Zember

Thank you, Nicole, and good morning everyone. I appreciate you taking the time this morning to join us on this conference call concerning the merger of Fidelity Southern Corporation into Ameris Bancorp. This morning I'm in Atlanta in the offices of Fidelity Bank with Palmer to share with you the good news about this opportunity.

As far as I know, this is the first time Fidelity Southern has considered this type of transaction. On behalf of our Company, our Board of Directors, and our staff, we are honored that it was Ameris Bank that got the call. I think it's a testament to the kind of organization we've built, our reputation in the market, and our image with bankers and customers. It's our Company realizing our vision that was crafted over 45 years ago in Moultrie, Georgia. This is a rare opportunity for such a transformative deal. It creates an absolute powerhouse of a banking franchise, and I want to thank Jim Miller and Palmer and their Board for being so collaborative in building this deal that I think truly is a win-win for both organizations.

It was just a year ago that we announced the Hamilton Bank acquisition, and we began to discuss our vision for Atlanta. That vision called for us to be $5 billion or more with market presence and a reputation that would position us as a community bank of choice for top bankers and customers. It's been a long time since this entire market has been served by an Atlanta-headquartered community bank with the intensity and the ambition to really disrupt the business of the super-regionals that dominate this market. Combining with Fidelity and Atlanta, Ameris Bank will have about 80 offices and 2,000 employees wearing our jersey. We'll be the largest community bank in the city with the broadest reach into individual communities and we'll be managing about $7 billion in total assets.

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The pace at which we realized the first part of our vision should tell you something about how serious we are about our franchise and about this market. Palmer and I and our families have known each other for almost two decades. We've respected each other as competitors and have served exactly the same role for our respective organizations. We've talked in the past about putting these companies together, but the time was not right until earlier in this year. A lot of thought and planning has gone into what we are announcing this morning, and I'm very confident in the integration. Palmer joining our executive team immediately brings more depth to one of the hardest working teams out there, and his Atlanta community presence and leadership will distinguish us.

There are a lot of ways to look at this opportunity for Ameris Bank. In the short term, this acquisition greatly alleviates the number one pressure on earnings that our industry is facing with deposit costs and challenges for deposit growth. Fidelity's deposit costs are 25% lower than Ameris Bank's and their deposit betas reflect a premium franchise that sells more on accessibility and on relationship than just on price. They have admirably leveraged their market presence just as you would have expected. In the short term, we will restructure the Fidelity balance sheet increasingly away from the indirect auto business; they've already started this process. We want to focus more on the commercial opportunity that our image in Atlanta will drive. We aren't expecting to do this with breakneck pace, because there is absolutely no quality issue with the current balance sheet. There is a yield pickup that's important to unlock and there’s cash flows we’ll need to fund the commercial activity, but our deal pricing is favorable enough that it allows us to be conservative. That's critical to understand when you're evaluating this deal that we don't have to reach or be overly aggressive to hit the meaningful economics that Nicole is going to discuss.

Long term, this deal moves our earnings per share growth rate higher by 150 to 200 basis points, but more importantly it increases the quality of our earnings. Core funding is the basic building block of every high-quality franchise in any environment. Our day one balance sheet will be anchored with core deposits, and our standing in this market will drive additional growth for decades.

I know that every investor on the call is thinking one thing. That's the “read my lips” moment I'm having about book value dilution that we're taking on the deal. This deal in the short term beats the metrics on a stock buyback and in the long term is a strategic no-brainer. Our deal metrics that Nicole will cover are a win-win for both companies. It is a premium to lines last trade, but the price to adjusted tangible book and the premium on core deposits is right for Ameris Bank. The pullback in our stock price over the past few weeks and the franchise value that we're creating together warranted another look at that commitment and at this deal against everything else we had in front of us. I'm very confident in our calculation on the earn-back, and Nicole is going to discuss that a little more here shortly.

So with that, I will turn it over to Palmer for any comments he might want to share.

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Palmer Proctor

Thank you, Dennis. I’ll be brief, but I’d like to start by reiterating what you said about this being in the right time for us to combine and become the community bank of choice for top bankers and customers. This truly is a strategic combination. I’ve admired the success that Dennis, Nicole, and the entire Ameris team have earned over the years and having the opportunity to partner with top leadership and the top performing franchise was paramount in our decision to merge. We have very common cultures and a willingness to recognize talent on both organizations within both organizations. As you know, we’ve been around for about 45 years and during that time we’ve developed deep ties and deep commitments to our communities. It is both refreshing and encouraging to be partnering with a company that shares those same values that furthermore strengthens our ability to continue to capture market share and increase shareholder value.

We are the largest independent community bank headquartered in the Atlanta MSA. Now, this partnership allows us to expand our customer service to communities throughout Florida, Alabama, and South Carolina. The synergy and efficiencies we intend to realize will increase shareholder value for both Fidelity and Ameris shareholders as we immediately become the premier Southeastern bank holding company. With similar cultures and complementary business lines and geographies, we believe we can be stronger together rather than as competitors, and I’m truly excited about the opportunities that lie ahead for us. I said in the announcement this morning and I’ll reiterate it now, I believe this merger is a win-win for both companies, shareholders, customers, employees and communities we serve, and this will be an outstanding combination.

I’ll stop there now and turn it back over Nicole to fill in some of the details of the transaction.

Nicole Stokes

Thank you, Palmer. I’m going to be referencing the investor presentation that we filed this morning as an 8-K and that can be found again on the SEC’s website and on our website amerisbank.com. As Dennis and Palmer both mentioned, this transaction makes sense from a strategic perspective, but the deal is financially accretive on several fronts that I’d like to discuss. The merger of Fidelity into Ameris amplifies and ramps up our expectations of what we had previously started in Atlanta and it allows for continued footprint expansion in Florida. The consideration is 100% stock with a fixed exchange ratio of 0.8. As of last Friday night that worked out to about $27.22 per share for Fidelity, which is a 27% market premium and 176% of the most recent reported tangible book value. Included in our purchase accounting adjustments is approximately $31 million of write-up of the premises that are on Fidelity’s balance sheet and taking that into consideration the purchase price represents, it drops down to about a 164% of adjusted tangible book value. This purchase price also equates to about an 8.8% deposit premium.

We expect to close the transaction in the second quarter of 2019, and we believe our balance sheet restructure and cost saving initiatives will be completed during 2020. The combined diluted ownership structure is expected to be about 68% Ameris and about 31.5% Fidelity. The combined company will be approximately $16.2 billion in assets with $12.7 billion in loans and $13.2 billion in deposits, representing about a 96% loan-to-deposit ratio. With over 375,000 deposit account relationships, we now have the scale in our delivery platform and branch network along with brand recognition in our markets that we can leverage for additional growth while stabilizing deposit costs.

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We expect mid-single digit accretion once the cost savings are fully phased in. Pro forma capital ratios remain well capitalized, and this transaction further de-risks our balance sheet with core funding and a loan portfolio that outperformed in the past down cycle. Talking about tangible book value dilution, the deal is less than 3% of dilutive to tangible book with an earn-back period of approximately 2.5 years. We believe this level of dilution in earn back is acceptable due to the long-term transformation and impact this acquisition has on our Company. In addition, the valuable low-cost core deposit base with historical low deposit betas strengthens our ability to protect our margin and will not be a risk on earnings. We’re not assuming any revenue synergies and a remodeling loan growth at about 8%, which we believe is realistic in the Atlanta MSA. The deal is positive to TCE, which we project to be just a touch below 8.5% at closing.

We project more rapid capital generation post-closing due to core earnings going forward, which will assist us in accreting capital at a faster pace. Our CRE and C&D concentrations both improve with this transaction, remaining less than two-thirds of the regulatory guidance. This gives us plenty of room to grow in the Atlanta market as we reposition the indirect audit portfolio into more commercial assets.

From a risk perspective, our due diligence team completed a comprehensive review of Fidelity's loan portfolio with a specific focus on commercial loans over $1 million and also higher risk categories such as construction, SBA, and the watch list loans. We intend to achieve the desired economics in this transaction through normal cost savings and from restructuring certain parts of the asset side of the balance sheet, as we discussed. We're modeling 40% cost saves with 50% of that realized in '19. Our path to these efficiencies are identified, they're well defined through our due diligence process, and our teams are already working on integration and efficiency initiatives. We have experience and success in implementing these types of integrations, and we're confident in our ability in this transaction as well.

After the transaction closes, we'll be the strongest community bank in our home markets of Atlanta and Jacksonville. With our current growth rates, we believe we are just months away from being the fifth largest bank in both of these markets. This joining of forces of Ameris and Fidelity with our customer service focus, our branch network, our name recognition, that all strengthens our ability to continue to track exceptional quality customers. This transaction, in my opinion, is truly transformational for Ameris. Combined, we will have the most recognizable community banking franchise in the Southeast. The size and scale in Atlanta and Jacksonville, two of the strongest markets in the Southeast, really anchors us for strong growth in good economic times. However, the merged, less risky balance sheet also protects us in a potential downturn scenario. Combined, we feel we're stronger and more prepared for the future than we were as competitors.

With that, Dennis, I'll turn it over you for closing comments before the Q&A.

Dennis Zember

Sort of going off script, I will just reiterate a little of what Nicole just said and that is that together this, the way this deal positions us for good economic times and not so good economic times is one of the things that makes it a once in a lifetime opportunity. Still sitting here today, we don't see negative trends economically. We don't see problems with customers or credit or anything like that. If that were to come upon us, this balance sheet we think, we think we have fortified the balance sheet with core funding, a faster pace of earnings accretion and capital growth, and the market presence. I think we've done something really unique and good for both companies.

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With that, Denise, I'll turn it back to you for any questions that are in queue.

QUESTIONS AND ANSWERS

Operator

Thank you, Mr. Zember. Ladies and gentlemen, we will now begin the question-and-answer session. To ask a question you may press star (*) then one (1) on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. If your question has been addressed and you would like to withdraw from the queue, you may do so by pressing star (*) then two (2). Again, it is star (*) one (1) to enter the question queue.

And the first question will be from Brady Gailey of KBW. Please go ahead.

Woody Lay

Hey guys, this is actually Woody on for Brady.

Dennis Zember

Hey Woody.

Woody Lay

So, pro forma indirect auto will be about 12% of you all’s total loan portfolio. Obviously, that's coming down, but I was just hoping to get you all’s general thoughts on this space. Will you leave indirect all together or you planning on keeping the operations open in Georgia and Florida?

Palmer Proctor

This is Palmer, Woody. Indirect has always been a core competency of ours. And right now, we've got about $100 million of run off per quarter. We could accelerate that a little bit more if we wanted to, depending on the growth we've seen in the other areas. But right now, we’ve pulled that business back, as you know have exited several states with the exception of Georgia and Florida. And a lot of that's going to be predicated on the type of yields we can generate from paper. I mean, our desire to pull it back was driven strictly by the metrics of that. So if we start to seeing stronger yields coming out of that paper that would certainly be an asset class that we would have, but it would never be at the level that we've had historically with Fidelity Bank and obviously the combined balance sheets reflect that.

Dennis Zember

Woody, going forward, once we get through the repositioning of that book into commercial assets, that line of business will probably be as small or smaller than the other lines of business we have: Municipal, mortgage warehouse, premium finance. Again, like Palmer was saying, driven by the credit quality we see and by yields.

Woody Lay

Got you. That’s helpful. And then, so then with CRE, the total capital percentage going down the 226%, do you think you'll be more aggressive on the CRE front, especially in Atlanta?

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Palmer Proctor

We will be more active. I won't say more aggressive, but we will be more active, yes.

Woody Lay

Okay. Gotcha. And, then last. I was just hoping you all could disclose the total merger costs associated with the deal?

Dennis Zember

Nicole?

Nicole Stokes

Yes, it's $47.5 million pre-tax, about $38.4 million after tax.

Woody Lay

Great. Thanks, guys.

Operator

And the next question will be from Tyler Stafford of Stephens Inc. Please go ahead.

Tyler Stafford

Hey, good morning guys.

Dennis Zember

Good morning, Tyler.

Palmer Proctor

Good morning.

Tyler Stafford

Congratulations on the deal. Maybe just to start where Woody left off. Nicole, can you just confirm if those merger charges are included or not included in the TBV accretion in earn back?

Nicole Stokes

They are included.

Tyler Stafford

Okay. Thank you. And then just on the indirect run off. Can you give us some color on what's assumed or what you guys modeled in terms of the pace of that runoff in the earnings accretion and tangible book value earn back math that you laid out in the slide deck? What's the underlying assumption there?

Nicole Stokes

Sure. So, we have that running off at $100 million a quarter, but what we also have is the yield adjustment built into those purchase accounting adjustments, bringing that portfolio from about a 3% yield up to a 5.5% yield.

Tyler Stafford

Okay. Okay, got it. And then, maybe Nicole or Dennis. One, can you just talk a little bit more specifically about how Fidelity Southern impacts your incremental funding pressure going forward once the deal is closed?

Dennis Zember

Thank you. If you look at where Fidelity Southern's, well one, the roll-off in the indirect auto book, the cash flow from that alone are probably about half of what we are -- just the roll off, the annual roll off we are forecasting on that is about half of the deposit growth that Ameris is going to get this year. So that alone -- that pressure alone is pretty serious. Secondly, if you look at where Fidelity Southern's deposit costs are, that they're able to maintain their existing balances where they have, even grow them at levels that are cheaper to ours. Again, that has something to do with their market presence there, who they are in this community. If I had to guess, we didn't quantify it. But, I think if we had had this deposit mix this year this has been -- what would you think, deposit costs, we'd probably be 5 to 10 basis points cheaper.

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Tyler Stafford

Okay. That’s helpful. And then Dennis, you've mentioned in your prepared remarks just the dilution math between what the buyback was and the deal. Can you share any color on what the exact earnback math would be versus the buyback versus what you announced today?

Dennis Zember

Yeah, at $35, the $100 million buyback that we had announced at $35 would be about 6% dilutive to book value. It would be about 6% accretive to earnings. The earnback is about 3.5 to 3.75 years. This deal is 2.5% dilutive to book value, 2.5 year earn back, and EPS accretion right in line with the stock buyback. Against a stock buyback, this was, this is a strategic no-brainer.

Tyler Stafford

Yep. And then just last one for me. I know this call isn't necessarily about the quarter, it's much more about the acquisition, but just considering the stock is now trading at roughly 7.5 times consensus '19 estimates, is there any color you can provide from just a high-level perspective on how the fourth quarter is shaping up to give a little bit of confidence as we're heading into earnings?

Dennis Zember

Yeah. I've got a few things I'd say. Before margin, I'll start with credit quality. No credit quality hiccups, no credit issues that are driving results, positive or negative. All of our asset quality metrics at the end of November were better than where we finished the third quarter. And, like I said really starting off the call or after the end of the prepared remarks, we still don't see anything from -- at a customer level or a credit quality level that that scares us. We see nothing. Nothing's different credit wise than the third quarter, it’s just, except the metrics are better. Deposit growth in the quarter has been what it normally is for us in the fourth quarter. I think Nicole was saying earlier it’s about $500 million of deposit growth. A lot of that is seasonal. So, you've got to cut through what’s just a fourth quarter event, but when you do that, the fourth quarter growth rates in deposits are going to be about what they were, maybe a touch better than what they were in the third quarter.

The core margin -- the core margin we've got is stable in the fourth quarter against where we were in the third quarter. Loan growth is, core loans will probably be up say, the core loans will probably be up about 5% in the quarter. That takes into consideration the seasonality that we normally get with on the mortgage side and with ag, so, and honestly a little better, that's probably a little better than where we thought it would be given knowing that seasonality was going to be there and where numbers came in, in the third quarter. Does that help?

Tyler Stafford

Yes, that's very helpful.

Dennis Zember

I will tell you one thing too. Just, we've met with investors several times over the fourth quarter. We've done some traveling. We've done some other meetings. And people are just nervous about 2019 earnings. We're not nervous sitting around the table here about our 2019 earnings. The strategies that we've got in place, where our operating ratios, our credit quality, there's nothing that's making us nervous about what we've said we're going to do in 2019.

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Tyler Stafford

And just to be clear, you are talking about 2019 consensus earnings right?

Dennis Zember

Yes, correct.

Tyler Stafford

All right. Very helpful. Thanks, Dennis.

Dennis Zember

All right.

Operator

The next question will be from Brett Rabatin of Piper Jaffray. Please go ahead.

Brett Rabatin

Hey, good morning.

Dennis Zember

Good morning, Brett.

Nicole Stokes

Good morning.

Brett Rabatin

Wanted first to ask, you mentioned that you had identified revenue synergies but hadn't included them. Can you maybe give us some color around what you might have from an opportunity perspective on that?

Jim Lahaise

Sure. This is Jim Lahaise. Some areas that we see opportunities, there's going to be just in Atlanta about 140,000 checking accounts in this market and with our current deposit account per person, we see a lot of upside in the cross-sell opportunities in that along with the size of our mortgage shop and our premium finance on the small business side and the C&I lending piece. We see a lot of opportunities that we’ll be able to grow with the critical mass that we'll have in this market.

Dennis Zember

Ameris has all of our, Brett, all of our lines of business, mortgage, SBA, premium finance, all of our lines of business are headquartered up here, but we've never really been able to cross-sell well off of them because we've not had the market presence. That's going to change with this deal.

Brett Rabatin

Okay. And, then maybe can you give a little color on the right way to think about the loan portfolio from here, in terms of just you're obviously going to be focused more on commercial, does the Fidelity Southern loan portfolio, is it going to be flat from here? Maybe give us some color on what you're expecting or modeling for the growth or lack thereof of their portfolios? You obviously are picking up some good deposits to use.

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Dennis Zember

I would say it's not going to be flat. I think we would see some growth in their portfolio although, we're not going to wow you with growth in their portfolio until the auto book is repositioned. As far as mix goes, we do want to be, I think with the market presence we have and the image we're going to drive, we're going to be better C&I lenders up here than Ameris Bank has been in the past or Fidelity. Neither of us have really had the wherewithal to focus on that. We didn’t have the presence or the image to be able to pick up the best customers on the C&I side. The question earlier about CRE, we’ve got really, for the opportunity that’s up here, we’ve got low, we've got a lot of room on the CRE side. I know a lot of our bankers are excited to see that. So, we’ll be, we’re not going to be aggressive, but we’re going to be able to play in that space.

I think what Ameris has done, when you look at the mix on our balance sheet between residential. We’ve got a decent C&I portfolio now, but it’s not the traditional C&I business, it’s more mortgage warehouse, it’s premium finance, it’s municipal lending. But I think you’ll see, with this deal and a few years out, I think you see us a better, we’d be a stronger C&I player, still have those lines of business, probably have the CRE concentration a little low as a percentage of our total balance sheet than it is right now.

Palmer Proctor

And, to further echo that, this is Palmer. We have already started our migration of our balance sheet and transition. The beauty of this deal too is will help accelerate that, because you could see just looking quarter-to-quarter, the significant pullback we’ve had in indirect and further and more importantly the growth we're experiencing in commercial and residential construction lending and mortgage lending as well. So, all the metrics there from our side that will be continued growth. If you looked at us independently, we were telling the market too that when you factor in the run-off of indirect on top of our internal growth rate, we were going to be in the lower single-digit growth net-net with that indirect run-off. But, now given the Ameris opportunity, that’s going to help accelerate that, and so we feel very bullish about next year’s loan growth.

Brett Rabatin

Okay. And, then maybe one last one, if I can, just around credit. The market is obviously pricing in or starting to expect some sort of recession or credit issues at some point in ’19 or ’20. You’ve got a $40 million total mark on credit. Can you maybe give us some color on what you did from a review perspective on credit and then just you’re obviously expecting it seems like the economy to stay strong, maybe just talk about, if you’re, from just a credit perspective doing anything differently?

Dennis Zember

Yeah, I’ll say something. Nicole can pile on if she wants. Fidelity’s got a really granular portfolio. So, the due-diligence, it was comprehensive. If you take the auto book, well first let me say, in the last recession, Fidelity’s balance sheet, their credit outperformed Ameris’ credit by about 40%. So when Nicole was talking earlier about how we fortified our balance sheet, Fidelity’s balance sheet definitely outperforms in a down market. If we’re sitting around thinking that that’s upon us, then we’ve really done something remarkable here.

The review, we looked at about 76% of construction loans. We looked at about half of all the SBA loans. We looked at about two-thirds of all the watch list loans that were not subject to a government guarantee, the SBA side. We looked at, which was almost all the loans over $200,000. So, really, when you get down, when I’m saying two-thirds really we look at almost every loan over $200,000. We did a really deep review of anything that was OREO or substandard or non-performing. It was, I would say it was as comprehensive as we’ve done anywhere.

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Palmer Proctor

And, the other thing to keep in mind, one thing that made this due diligence for Ameris a little bit easier is given that half our book is the indirect paper and knowing the asset quality and the metrics of that, there aren’t any surprises in that book. It’s a lot easier to look through that portfolio than it is individual commercial loans often times. So, half the balance sheet based on the historical metrics we’ve had in terms of charge-offs and delinquencies are absolutely de minimis. So, that certainly provides additional comfort as we move forward into whatever credit cycle we’re going into.

Brett Rabatin

Okay. I appreciate all the color.

Nicole Stokes

Thank you.

Operator

And, once again, if you would like to ask a question please press star (*) then one (1).

And your next questions will come from Christopher Marinac of FIG Partners. Please go ahead.

Christopher Marinac

Thanks. Good morning, guys. Dennis and Palmer, I want to talk about the back office and the systems and the type of investments that you need to make and also maybe just more color on the core operating system, so a combination systems question.

Dennis Zember

Okay. We see this as a real opportunity to strengthen what we've got on the operating side. Fidelity's got really strong operations, a really strong operations group here in Atlanta, a lot of access to the technical talent that we need. And, we see that that’s, we think that's a big advantage for us, we're going to take advantage of that. On the operating systems, we've not decided yet, let me say it that way. We've, both operating systems are strong enough to handle what we've got, but we will make a decision quick and move forward with that. I don't know if I answered your whole question.

Christopher Marinac

Well, where I’m going is, well, so if we think about the pro forma expenses, with the 40% cost saves, I think you’ll be running maybe 2.5% of assets and I think well below 50 on efficiency. So, I want to know, what type of new investments you have to make on the back end, and is that factored into the cost saves or does that happen after the fact and you'll realize these costs saves in '19 to '20, and then really reinvest on the back end of that?

Nicole Stokes

No, Chris, our 40% was really a net calculation. So, we realize there are things that we will have to reinvest in. And, it's really some of the same areas that we've been looking at and talking about for the last couple quarters, just being a $16 billion organization as opposed to an $11 billion organization. And, really those costs saves we've looked at and I think we can break them down into maybe four categories. One of them being the balance sheet restructure, which gives us more on the revenue side versus the cost saves. And then we do have some administrative efficiencies that we can gather between the operations groups and the, not just operations but all of the support functions, the enterprise services that, and some of those will be reallocated into those, reallocation of resources into the areas that we need to expand.

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And then we also have in the mortgage area, there’s a lot of things that Fidelity's mortgage group does and under the leadership with John, and then there's also a side of that with the Ameris side. So, we really feel like combining that with Robert and John together, the mortgage group can be more efficient and can be stronger together. And, then the fourth group that I would say is that branch network, and there is some branch overlap. We have not publicly put those numbers and identified those branches in the public document, but some of those costs saves were identified from the branch overlap.

Christopher Marinac

Okay, that's great Nicole. That's really helpful. Just a final question for you Dennis or Palmer too is, loan growth is obviously a key piece of the Ameris earnings estimates in 2019. And Dennis, it seems like you're still very comfortable with what's going on both this quarter as well as for next year. So, that looks like it's almost a billion dollars growth. Is there any reason to slow down growth next year or does this merger give you almost the green light to continue to push ahead, just as a combined entity you can do more?

Dennis Zember

Chris, all year I've relied on the fact if you look at what we did last year, and really through the first half of this year, a billion dollars of growth was, we weren't pushing the accelerator too hard to get that. When we closed Hamilton and the Atlantic Coast deal and we found ourselves in Tampa, Orlando, and Atlanta in a bigger way, the opportunity to sell in those markets and open those up to us with the new production teams and everything gave me even more confidence that we could do $1 billion of growth.

When you look at the, what we're going to have in Atlanta with this deal, yes, I still feel comfortable with $1 billion. And, again it's not $1 billion of growth straight off of core, off the core bank where it's, where people would think it would be centered hard on CRE. We'll get growth in lines of business in municipal and on premium finance, on warehouse, on some of the other stuff, the SBA side. The core bank, to do $1 billion, the core bank would probably only have to do 7% or 8% off of their balances. When you look at the market presence we'll have in Atlanta, Orlando, Tampa, and all the other places that we're operating and being successful, I still have confidence in the billion dollars.

Christopher Marinac

Great, Dennis. That’s very helpful. Thank you and Nicole and Palmer. Congrats, guys.

Dennis Zember

Thanks.

Nicole Stokes

Thank you.

Palmer Proctor

Thanks, Chris.

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Operator

And ladies and gentlemen, this will conclude our question-and-answer session. I would like to hand the conference back over to Dennis Zember for his closing comments.

CONCLUSION

Dennis Zember

All right, thank you, Denise, and thank you to everyone who's joined the call this morning and for your time. I hope you hear that we're enthusiastic about this and about what this does for the future of Ameris. We'll be available for questions or comments, email or telephone, if you have anything you'd like to share. Thank you and have a good day.

Operator

Thank you, sir. Ladies and gentlemen, the conference has concluded. Thank you for attending today's presentation. At this time you may disconnect your lines.

Forward-Looking Statements

This communication contains forward-looking statements, as defined by federal securities laws, including, among other forward-looking statements, certain plans, expectations and goals, and including statements about the benefits of the proposed merger between Ameris Bancorp (“Ameris”) and Fidelity Southern Corporation (“Fidelity”). Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are meant to identify forward-looking statements. The forward-looking statements in this communication are based on current expectations and are provided to assist in the understanding of potential future performance. Such forward-looking statements involve numerous assumptions, risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements.

Factors that could cause or contribute to such differences include, without limitation, the following: the parties’ ability to consummate the proposed merger or satisfy the conditions to the completion of the proposed merger, including, without limitation, the receipt of required shareholder and regulatory approvals, on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed merger; the businesses of Ameris and Fidelity may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with customers, employees or others; diversion of management time to merger-related issues; dilution caused by Ameris’s issuance of additional shares of its common stock in connection with the proposed merger; general competitive, economic, political and market conditions and fluctuations, including, without limitation, movements in interest rates; competitive pressures on product pricing and services; and success and timing of other business strategies. For a discussion of some of the other risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to Ameris’s and Fidelity’s filings with the Securities and Exchange Commission (the “SEC”), including Ameris’s Annual Report on Form 10-K for the year ended December 31, 2017 and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2017 and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made, and neither Ameris nor Fidelity undertakes any obligation to update or revise forward-looking statements.

Ameris Bancorp December 17, 2018 at 11:00 AM Eastern

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Additional Information and Where to Find It

Ameris intends to file a registration statement on Form S-4 with the SEC to register the shares of Ameris common stock that will be issued to Fidelity’s shareholders in connection with the proposed merger transaction. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Ameris on its website at http://www.AmerisBank.com and by Fidelity on its website at www.FidelitySouthern.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of Ameris and Fidelity are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed merger transaction. Free copies of these documents may be obtained as described above.

Participants in the Merger Solicitation

Ameris and Fidelity, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Ameris’s shareholders and Fidelity’s shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Ameris and Fidelity and other persons who may be deemed participants in the solicitation of Ameris’s shareholders and Fidelity’s shareholders will be included in the joint proxy statement/prospectus for Ameris’s meeting of shareholders and Fidelity’s meeting of shareholders, which will be filed by Ameris with the SEC. Information about Ameris’s directors and executive officers and their ownership of Ameris common stock can also be found in Ameris’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the SEC on April 2, 2018, and other documents subsequently filed by Ameris with the SEC. Information about Fidelity’s directors and executive officers and their ownership of Fidelity common stock can also be found in Fidelity’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the SEC on April 3, 2018, and other documents subsequently filed by Fidelity with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

Ameris Bancorp December 17, 2018 at 11:00 AM Eastern